

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170146

DIVISION OF
CORPORATION FINANCE

February 14, 2017

Brian L. Henry
Eastman Chemical Company
blhenry@eastman.com

Re: Eastman Chemical Company
Incoming letter dated January 31, 2017

Dear Mr. Henry:

This is in response to your letter dated January 31, 2017 concerning the shareholder proposal submitted to Eastman by John Chevedden. We also have received a letter from the proponent dated February 2, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
***FISMA & OMB Memorandum M-07-16 ***

February 14, 2017

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Eastman Chemical Company
Incoming letter dated January 31, 2017

The proposal requests that the board take the steps necessary to allow up to 50 shareholders to aggregate their shares for purposes of proxy access.

There appears to be some basis for your view that Eastman may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Eastman's policies, practices and procedures compare favorably with the guidelines of the proposal and that Eastman has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Eastman omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Eastman did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16 ***

February 2, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**Eastman Chemical Company (EMN)**
**Proxy Access – 50 Participants**
**Belated No Action Request Based on Maintaining 2016 Status Quo**
**John Chevedden**

Ladies and Gentlemen:

This is in regard to the January 31, 2017 no-action request.

This may be the first time that a company submitted a late no action request based on purportedly implementing a current rule 14a-8 proposal by simply maintaining its prior year status quo the topic of the proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Brian L. Henry <blhenry@eastman.com>

[EMN – Rule 14a-8 Proposal, November 13, 2016]
[This line and any line above it is not for publication.]

**Proposal [4] - Shareholder Proxy Access Reform**

Shareholders request that our board of directors take the steps necessary to allow up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:

**Shareholder Proxy Access Reform – Proposal [4]**

[The above line is for publication.]

Legal Department
Eastman Chemical Company
P.O. Box 511
Kingsport, Tennessee 37662-5075

EASTMAN

Brian L. Henry
Senior Securities-Governance Counsel & Assistant Secretary
Phone: (423) 229-1295
FAX: (423) 229-4137
blhenry@eastman.com

January 31, 2017

Via E-Mail (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: *Stockholder Proposal Submitted by John Chevedden Pursuant to Rule 14a-8*

Ladies and Gentlemen:

Eastman Chemical Company, a Delaware corporation ("Eastman" or the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to inform you of Eastman's intention to exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal and related supporting statement (the "Proposal") submitted by John Chevedden (the "Proponent"). The Proposal, dated November 13, 2016, was received by the Company on that date, with the requisite proof of ownership as required by Rule 14a-8(b)(2)(i) being subsequently provided to the Company on January 17, 2017. The Proposal is set forth below and the related correspondence is attached hereto as Exhibit A.

We respectfully request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on Rule 14a-8(i)(10), Eastman excludes the Proposal from its 2017 Proxy Materials for the reasons set forth below.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we have submitted this letter and its attachments to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from the 2017 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that a stockholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Eastman pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proponent requests that the following matter be submitted to a vote of the stockholders at Eastman's next Annual Meeting of Stockholders:

> "**Proposal [4] - Shareholder Proxy Access Reform**
> Shareholders request that our board of directors take the steps necessary to allow up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.
>
> Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.
>
> Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.
> Please vote to enhance shareholder value:
> **Shareholder Proxy Access Reform – Proposal [4]**"

II. Grounds for Omission

Eastman believes that it may properly exclude the Proposal from the 2017 Proxy Materials under Rule 14a-8(i)(10), which provides that a stockholder proposal may be excluded from proxy materials if "the company has already substantially implemented the proposal." We respectfully request that the Staff concur with our view that the Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal through its Board of Directors' (the "Board") adoption on February 18, 2016 of an amendment to Eastman's Bylaws to provide for proxy access (the "Eastman Proxy Access Bylaw"). The Eastman Proxy Access Bylaw compares favorably with the guidelines of the Proposal and addresses the Proposal's essential objective of providing stockholders a meaningful proxy access right. The Company therefore believes that the Proposal has been substantially implemented.

The Eastman Proxy Access Bylaw allows a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's common stock continuously for at least the previous three years to include in the Company's annual meeting proxy materials director nominees constituting up to 20% of the number of directors then serving on the Board. The Bylaws of Eastman, as amended and as in effect as of February 18, 2016 (the "Bylaws"), which include the Eastman Proxy Access Bylaw principally in Section 2.8 ("Inclusion of Director Nominations by Stockholders in the Corporation's Proxy Materials"), are attached to this letter as Exhibit B. The Company disclosed the adoption of the Eastman Proxy Access Bylaw in a Current Report on Form 8-K filed with the Commission on February 19, 2016.

A. Background on Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1982, however, the Commission recognized that the Staff's narrow interpretation of the predecessor rule "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process," in particular by enabling proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal." Id. In 1983, the Commission further recognized that the "previous formalistic application of [the predecessor rule] defeated its purpose" because the interpretation allowed proponents to successfully avoid exclusion by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Accordingly, in the 1983 Release, the Commission adopted a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented," rather than requiring a proposal to be "fully effected" and the Commission later codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Thus, even if a company's actions do not go as far as those requested by the stockholder proposal, a company's actions nonetheless may be deemed to "compare favorably" with the requested actions. *See, e.g., Walgreen Co.* (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of supermajority voting requirements in the company's governing documents where the company had eliminated all but one of the supermajority voting requirements); and *Pfizer Inc.* (Jan. 11, 2013) (proposal requesting report on measures to reduce the use of animal testing and plans to promote alternatives to animal use was excludable where existing company laboratory animal care guidelines and policy were available on the company's website). In addition, the Staff has concurred that a proposal has been substantially implemented when a company can demonstrate that it has already taken action that addresses the proposal's essential objective. *See, e.g., Exxon Mobil Corp.* (Burt) (March 23, 2009); *ConAgra Foods, Inc.* (July 3, 2006); and *Talbots Inc.* (April 5, 2002).

Furthermore, the Staff has indicated that when substantially implementing a stockholder proposal, a company need not implement a proposal in exactly the manner set forth by the proponent and may address aspects of implementation on which a proposal is silent or which may differ from the manner in which the proponent would implement the proposal. *See* the 1998 Release, at n.30 and accompanying text; *see, e.g., Hewlett-Packard Co.* (Steiner) (Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting). In a number of instances the Commission has agreed that companies have substantially implemented a stockholder proposal even as the bylaw or charter amendment imposed procedural requirements or limitations not originally contemplated by the stockholder proposal but which bylaw or charter amendment was consistent with the proposal's underlying concerns and essential objective.

For example, last year Eastman received a stockholder proposal from William Steiner (who named John Chevedden, the Proponent, as his representative) requesting that the Board adopt a proxy access bylaw permitting a stockholder or group of stockholders that has beneficially owned 3% or more of the Company's outstanding stock continuously for at least three years to nominate directors to be included in the Company's proxy materials, so long as the number of stockholder-nominated candidates appearing in the Company's proxy materials does not exceed two candidates or 25% of the number of directors then serving. *See Eastman Chemical Company* (March 9, 2016). The Staff concurred with the Company's view that such proposal could be excluded from the Company's proxy materials because it had already been "substantially implemented" by virtue of Eastman's prior adoption of the Eastman Proxy Access Bylaw – notwithstanding the fact that, while consistent in most respects with the stockholder proposal, the Eastman Proxy Access Bylaw imposed additional procedural thresholds and requirements not contemplated by the stockholder proposal, including a 20-stockholder cap on the number of stockholders who may aggregate their shares to satisfy the 3% ownership requirement and requiring additional representations or undertakings to be made by the nominating stockholder. The Staff similarly granted no-action relief under Rule 14a-8(i)(10) to numerous other companies on the basis that proxy access provisions adopted by those companies substantially implemented proposals requesting the adoption of proxy access, including in certain instances in which the provisions, as adopted, contained differences from the terms of the stockholder proposal, but in each case noting that the bylaws adopted "address[ed] the proposal's essential objective." *See Cisco Systems, Inc.* (Sept. 27, 2016); *WD-40 Company* (Sept. 27, 2016); *Oracle Corporation* (Aug. 11, 2016); *Cardinal Health, Inc.* (July 10, 2016); *Leidos Holdings, Inc.* (May 4, 2016); *Equinix, Inc.* (April 7, 2016); *Amphenol Corporation* (March 29, 2016); *Omnicom Group Inc.* (March 22, 2016); *General Motors Company* (March 21, 2016); *Quest Diagnostics Incorporated* (March 17, 2016); *Chemed Corporation* (March 9, 2016); *Newell Rubbermaid Inc.* (March 9, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Baxter International Inc.* (Feb. 12, 2016); *Capital One Financial Corporation* (Feb. 12, 2016); *Cognizant Technology Solutions Corporation* (Feb. 12, 2016); *General Dynamics Corporation* (Feb. 12, 2016); *Huntington Ingalls Industries, Inc.* (Feb. 12, 2016); *Illinois Tool Works, Inc.* (Feb. 12, 2016); *Northrop Grumman Corporation* (Feb. 12, 2016); *PPG Industries, Inc.* (Feb. 12, 2016); *Science Applications International Corporation* (Feb. 12, 2016); *Target Corporation* (Feb. 12, 2016); *The Dun & Bradstreet Corporation* (Feb. 12, 2016); *Time*

*Warner, Inc.*(Feb. 12, 2016); *UnitedHealth Group, Inc.*(Feb. 12, 2016) and *The Western Union Company* (Feb. 12, 2016) (collectively, the "2016 Proxy Access Letters").

As evidenced by the Staff's conclusion in the 2016 Proxy Access Letters, differences between a company's implementation and a stockholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objective, even where additional limitations or exceptions are imposed that were not contemplated by the stockholder proposal. *See also Bank of America Corp.* (Dec. 15, 2010) (company substantially implemented a proposal requesting that the board amend the company's governing documents to give holders of 10% of the company's common stock the power to call a special meeting, where the board adopted a bylaw giving holders of at least 10% of the company's common stock the power to call a special meeting but imposed additional requirements not outlined in the proposal); and *Chevron Corp.* (Feb. 19, 2008) and *Citigroup Inc.* (Feb. 12, 2008) (each company substantially implemented special meeting stockholder proposals where each company adopted a provision allowing stockholders to call a special meeting unless, among other things, an annual or special meeting that included the matters proposed to be addressed at the special meeting had been held within the preceding 12 months).

B. The Eastman Proxy Access Bylaw Substantially Implements the Proposal

On February 18, 2016, the Board adopted the Eastman Proxy Access Bylaw, which substantially implements the Proposal as it addresses the Proposal's essential objective of providing stockholders a meaningful proxy access right and compares favorably with the guidelines of the Proposal.

The Proposal requests stockholder proxy access with a 3% share ownership requirement, a three-year holding period and an allowance for up to 50 stockholders to aggregate their shares to meet the 3% share ownership requirement. The Eastman Proxy Access Bylaw allows stockholder proxy access with a 3% share ownership requirement, a three-year holding period and an allowance for up to 20 stockholders to aggregate their shares to meet the 3% share ownership requirement. The Proposal does not take issue with any provision of the Eastman Proxy Access Bylaw other than the aggregation limit – proposing that allowing 50, rather than 20, stockholders to aggregate their shares to meet the ownership requirement would provide stockholders a more meaningful proxy access right.

However, the Proponent has not explained how, or cited any facts supporting an argument that, for Eastman, increasing the number of stockholders permitted to aggregate their shares is a meaningful change to the ability of the Company's stockholders to make use of proxy access. In an attempt to overstate the aggregation limit's importance to the Company, the Proposal simply refers to a generic analysis by the Council of Institutional Investors noting that "[e]ven if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at ***most companies*** examined by the Council of Institutional Investors." (Emphasis added). This statement has no relevance to, and is potentially misleading when considered by, the Company and its stockholder base. Specifically, based on the Company's ownership data as of January 22, 2017, the Company's 20 largest institutional stockholders hold approximately 48.9% of the Company's outstanding common stock. We also note that the Proponent has submitted (or has been named as the representative for stockholders who have submitted) substantially identical proposals to at least ten other companies, without performing an individualized analysis to determine the relevance of the proposal to each company's stockholder base. *See UnitedHealth Group* (*incoming*, Jan. 27, 2017); *Target Corp.* (*incoming*, Jan. 20, 2017); *Reliance Steel & Aluminum Co.* (*incoming*, Jan. 18, 2017); *Flowserve Corp.* (*incoming*, Jan. 17, 2017); *United Continental Holdings, Inc.* (*incoming*, Jan. 13, 2017); *Northrop Grumman Corp.* (*incoming*, Jan. 10, 2017); *General Dynamics Corp.* (*incoming*, Dec. 23, 2016); *NextEra Energy, Inc.* (*incoming*, Dec. 19, 2016); *Citigroup Inc.* (*incoming*, Dec. 16, 2016); and *PPG Industries, Inc.* (*incoming*, Dec. 16, 2016).

Based on the foregoing, the Eastman Proxy Access Bylaw's 20-stockholder aggregation limit provides appropriate and abundant opportunities for the Company's stockholders with less than 3% ownership to combine with other stockholders to satisfy the ownership requirement. A number of the Company's largest stockholders could recruit a small stockholder, or a group of small stockholders to cooperate in forming a group, that could satisfy the ownership threshold under the Eastman Proxy Access Bylaw, thereby allowing proxy access to a wide range of stockholders. Further, based on holdings of the Company's stock, it would be possible to assemble a group of 20 stockholders that owns at least 3% of the Company's common stock that does not include any of the Company's 90 largest institutional stockholders. As a result, and as specifically applied to the Company, the Company believes its 20-stockholder aggregation limit compares favorably to the guidelines of the Proposal, as Company stockholders are already afforded meaningful and appropriate opportunities to make use of proxy access.

The Staff has previously addressed disparate aggregation limits in numerous requests under Rule 14a-8(i)(10) and concluded that such proxy access stockholder proposals were substantially implemented when the relevant company's bylaws included a 20-stockholder aggregation limit and the proposal requested expansion or elimination of the aggregation limit. In these cases, the Staff has concurred that the companies could exclude such proposals from proxy materials under the standards of Rule 14a-8(i)(10) and noted that the relevant company's proxy access bylaw addressed the proposal's "essential objective." *See, e.g.*, *AutoNation, Inc.* (Dec. 30, 2016); *Lockheed Martin Corp.* (Dec. 19, 2016); *Cisco Systems, Inc.* (Sept. 27, 2016); *General Dynamics Corp.* (Feb. 12, 2016); *Alaska Air Group* (Feb. 12, 2016); *Cardinal Health Inc.* (July 20, 2016); and *Amazon.com, Inc.* (March 3, 2016).

*NVR, Inc.* (*granted on recon.* March 25, 2016) is further illustrative of the principle that a 20-stockholder aggregation limit addresses the essential objective of proxy access and a proposal's requested change to that limit is of "far less significance and not necessary to achieve the essential objectives of proxy access." In *NVR*, a stockholder proposal sought to amend the company's existing proxy access bylaw in a number of respects, including by eliminating its 20-stockholder aggregation limit. The Staff concurred in *NVR* that the company substantially implemented the proposal after the company adopted certain amendments to its proxy access bylaw, despite the company's retention of the 20-stockholder aggregation limit in doing so. The Staff reached the same conclusion on substantially similar facts in *Oshkosh Corp.* (Nov. 4, 2016).

As previously noted, Eastman received a proposal in 2016 from a stockholder represented by the Proponent requesting adoption of a proxy access bylaw that included the ability of an "unrestricted number of shareholders" to aggregate their holdings to meet the ownership requirement. *See Eastman Chemical Company* (March 9, 2016). The Staff concurred that the Eastman Proxy Access Bylaw, which includes a 20-stockholder aggregation limit, substantially implemented the proposal and "addresses the proposal's essential objective." Id. The same conclusion should apply to the current Proposal. The standard under Rule 14a-8(i)(10) is not whether a company has implemented a proposal in exactly the manner requested by a proponent, but rather, whether management has already addressed the proposal's essential objective.

Accordingly, variation between the aggregation limit sought by the Proposal and that adopted by the Company should not serve as a basis for denying the availability of Rule 14a-8(i)(10), as the Eastman Proxy Access Bylaw compares favorably with the guidelines of the Proposal and addresses the Proposal's essential objective of providing stockholders a meaningful proxy access right. To determine otherwise risks subjecting companies and their stockholders to a never-ending stream of proposals requesting minor, incremental changes to concepts that have already been addressed. This would especially be problematic in the absence of any evidence that the variation between the aggregation limits would actually be meaningful, rather than built solely upon assumptions and generalizations as are made by the Proponent in this case and do not apply to the Company.

Eastman respectfully acknowledges that the Staff recently did not concur with Microsoft's attempt to exclude a stockholder proposal requesting a "package of enhancements" with respect to Microsoft's proxy access bylaw, including elimination of the company's 20-stockholder aggregation limit. *Microsoft Corp.* (Sept. 27, 2016). However, the proposal in *Microsoft* is distinguishable from the Proposal in that it requested significant deviations from Microsoft's proxy access bylaw on numerous terms, including the number of stockholder-nominated candidates eligible to appear in proxy materials and elimination of a limit on re-nomination of stockholder nominees, in addition to the aggregation limit. Due to the significant deviations between the proposal for Microsoft and Microsoft's proxy access bylaw, Microsoft's bylaw did not compare favorably with the guidelines of the proposal. By contrast, in Eastman's case, the Proponent is proposing a proxy access right with a variation in a single element of the Eastman Proxy Access Bylaw – the 20-stockholder aggregation limit which is a widely accepted limitation and appropriate for the Company's stockholder base.

For these reasons, the Eastman Proxy Access Bylaw compares favorably with the Proposal and addresses the essential objective of the Proposal and Eastman therefore believes that the Proposal is excludable under Rule 14a-8(i)(10).

## III. Request for Waiver

Rule 14a-8(j) provides that, when a registrant intends to exclude a stockholder proposal from its proxy materials, the registrant must provide to the Staff, no later than 80 days prior to the date on which the registrant plans to file its definitive proxy materials with the Commission, a written statement of its reasons for excluding the proposal. The rule also provides that the Staff will consider a late submission if the registrant demonstrates "good cause" for missing the deadline.

The Company currently intends to file its 2017 Proxy Materials with the Commission on or about March 23, 2017, and therefore we respectfully request that the Staff waive the 80-day requirement and consider our request for the Staff's confirmation that the Proposal is excludable under Rule 14a-8(i)(10). The Company notes that the Staff has responded to letters seeking to exclude proposals which deviate from recipient companies' existing bylaws on a number of terms, and that the Staff has received, but has not yet responded to requests to exclude proposals substantially identical to the Proposal, which deviate from the recipient companies' existing bylaws on just one term – the 20-stockholder aggregation limit. *See, e.g.*, *UnitedHealth Group*, (*incoming*, Jan.

27, 2017); *Target Corp.* (*incoming*, Jan. 20, 2017); *Reliance Steel & Aluminum Co.* (*incoming*, Jan. 18, 2017); *Flowserve Corp.* (*incoming*, Jan. 17, 2017); *United Continental Holdings, Inc.* (*incoming*, Jan. 13, 2017); *Northrop Grumman Corp.* (*incoming*, Jan. 10, 2017); *General Dynamics Corp.* (*incoming*, Dec. 23, 2016); *NextEra Energy, Inc.* (*incoming*, Dec. 19, 2016); *Citigroup Inc.* (*incoming*, Dec. 16, 2016); and *PPG Industries, Inc.* (*incoming*, Dec. 16, 2016).

While the Company has been actively monitoring the status of each of these letters in anticipation of guidance on the appropriateness of excluding the Proposal, with a view towards not prolonging the delay in our request, we are now submitting this letter with this accompanying request for waiver.

## IV. Conclusion

Based on the foregoing, we hereby respectfully request confirmation that the Staff will not recommend enforcement action if, in reliance on the foregoing, the Company excludes the Proposal from its 2017 Proxy Materials. If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that Eastman may exclude the Proposal from its 2017 Proxy Materials, please contact me at (423) 229-1295 or blhenry@eastman.com.

Sincerely,



Brian L. Henry

Enclosure/Attachment – Exhibit A – The Proposal and related correspondence
Enclosure/Attachment – Exhibit B – Eastman Chemical Company Bylaws

cc: John Chevedden
David A. Golden, Chief Legal Officer and Corporate Secretary, Eastman Chemical Company
Neil M. Simon, Jones Day
Amisha Shrimanker, Jones Day

# EXHIBIT A

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

Mr. David Golden
Corporate Secretary
Eastman Chemical Company (EMN)
200 S. Wilcox Drive
Kingsport TN 37662
PH: 423 229-2000
FX: 423 229-2145

Dear Mr. Golden,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 13, 2016
Date

cc: Brian L. Henry <blhenry@eastman.com>
Senior Counsel and Assistant Secretary
Joy M. Chapman <jchapman@eastman.com>
PH: 423-229-1295
FX: 423-229-4137
Teresa Darnell <teresadarnell@eastman.com>

[EMN – Rule 14a-8 Proposal, November 13, 2016]
[This line and any line above it is not for publication.]

**Proposal [4] - Shareholder Proxy Access Reform**

Shareholders request that our board of directors take the steps necessary to allow up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

Please vote to enhance shareholder value:

**Shareholder Proxy Access Reform – Proposal [4]**

[The above line is for publication.]

John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

**We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.**

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

*** FISMA & OMB Memorandum M-07-16 ***

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045



EMN

Post-it® Fax Note 7671

| Date 1-17-17 | # of pages ▶ |
| --- | --- |
| To Brian Henry | From John Chevedden |
| Co./Dept. | Co. |
| Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 *** |
| Fax # 423-229-4137 | Fax # |

January 13, 2017

John R. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than the share quantity listed in the following table in each of the following securities, since October 1, 2015:

| Security name | CUSIP | Trading symbol | Share quantity |
| --- | --- | --- | --- |
| Eastman Chemical Co. | 277432100 | EMN | 50 |
| Illinois Tool Works, Inc. | 452308109 | ITW | 100 |

The securities referenced in the preceding table are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments subsidiary.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W127244-13JAN17

Fidelity Brokerage Services LLC, Members NYSE, SIPC.

# <u>EXHIBIT B</u>

# EASTMAN CHEMICAL COMPANY BYLAWS

## SECTION I

### Capital Stock

**Section 1.1. Certificates**. Every holder of stock in the Corporation shall be entitled to have a certificate signed in the name of the Corporation by the Chairman of the Board of Directors, the Chief Executive Officer, or the Vice Chairman or a Vice President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation certifying the number of shares in the Corporation owned by such holder. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

**Section 1.2. Record Ownership**. A record of the name and address of the holder of each certificate, the number of shares represented thereby and the date of issue thereof shall be made on the Corporation's books. The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as required by the laws of the State of Delaware.

**Section 1.3. Transfer of Record Ownership**. Transfers of stock shall be made on the books of the Corporation only by direction of the person named in the certificate or such person's attorney, lawfully constituted in writing, and only upon the surrender of the certificate therefor and a written assignment of the shares evidenced thereby, which certificate shall be canceled before the new certificate is issued.

**Section 1.4. Lost Certificates**. Any person claiming a stock certificate in lieu of one lost, stolen or destroyed shall give the Corporation an affidavit as to such person's ownership of the certificate and of the facts which go to prove its loss, theft or destruction. Such person shall also, if required by policies adopted by the Board of Directors, give the Corporation a bond, in such form as may be approved by the Corporation, sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of the certificate or the issuance of a new certificate.

**Section 1.5. Transfer Agents; Registrars; Rules Respecting Certificates**. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars. The Board of Directors may make such further rules and regulations as it may deem expedient concerning the issue, transfer and registration of stock certificates of the Corporation.

**Section 1.6. Record Date**. The Board of Directors may fix in advance a future date, not exceeding 60 days (nor, in the case of a stockholders' meeting, less than ten days) preceding the date of any meeting of stockholders, payment of dividend or other distribution, allotment of rights, or change, conversion or exchange of capital stock or for the purpose of any other lawful action, as the record date for determination of the stockholders entitled to notice of and to vote at any such meeting and any adjournment thereof, or to receive any such dividend or other distribution or allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to participate in any such other lawful action, and in such case such stockholders and only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to such notice of and to vote at such meeting and any adjournment thereof, or to receive such dividend or other distribution or allotment of rights, or to exercise such rights, or to participate in any such other lawful action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid.

## SECTION II

### Meetings of Stockholders

**Section 2.1. Annual**. The annual meeting of stockholders for the election of directors and the transaction of such other proper business shall be held on the first Thursday in May, unless otherwise specified by resolution adopted by the Board of Directors, and at the time and place, within or without the State of Delaware, as determined by the Board of Directors.

**Section 2.2. Special**. (a) Special meetings of stockholders for any purpose or purposes may be called only by the Board of Directors, (i) pursuant to a resolution adopted by a majority of the members of the Board of Directors then in office, or (ii) upon the written request of the holders of at least twenty-five percent of the outstanding voting stock of the Corporation (a “Request”) in accordance with the requirements set forth in Section 2.2(b) hereof.

(b) Any Request shall set forth with particularity (i) the names and business addresses of the stockholder or stockholders requesting the meeting (each a “Meeting Proponent”) and all Persons (as such term is defined in Article V of the Certificate of Incorporation) acting in concert with any Meeting Proponent; (ii) the name and address of each Meeting Proponent and the Persons identified in clause (i), as they appear on the Corporation’s books (if they so appear); (iii) the class and number of shares of the Corporation beneficially owned by each Meeting Proponent and the Persons identified in clause (i); (iv) the text of the proposal or business (including the text of any resolutions proposed for consideration and, if the business includes a proposal to amend these Bylaws or the Certificate of Incorporation, the language of the proposed amendment); and (v) all arrangements or understandings between each Meeting Proponent and any other Persons, including their names, in connection with the proposed business of the special meeting and any material interest of each Meeting Proponent in such business. Except as permitted in Section 2.2(c), the only business that may be conducted at the special meeting shall be the business proposed in the Request. The Request shall be delivered personally or sent by registered mail to the Secretary of the Corporation at its principal executive offices. If the Board of Directors determines that the Request complies with the Certificate of Incorporation and the provisions of these Bylaws and that the proposal to be considered or business to be conducted is a proper subject for stockholder action under applicable law, the Board of Directors shall call and send notice of a special meeting for the purpose set forth in the Request in accordance with Section 2.3 of these Bylaws. The Board of Directors shall determine the date for such special meeting, which date shall be not later than 90 days following the Corporation's receipt of the Request, and the record date(s) for stockholders entitled to notice of and to vote at such special meeting.

(c) Special meetings may be held at any place, within or without the State of Delaware, as determined by the Board of Directors. The only business which may be conducted at a special meeting, other than procedural matters and matters relating to the conduct of the special meeting, shall be the matter or matters described in the notice of the meeting.

**Section 2.3. Notice**. Notice of each meeting of stockholders, shall be made in writing, or electronically to such stockholders as have consented to the receipt of such notice by electronic means, or by any such other means permitted by the Delaware General Corporation Law. Such notice shall state the date, time, place and, in the case of a special meeting, the purpose thereof, shall be given as provided by law by the Secretary or an Assistant Secretary not less than ten days nor more than 60 days before such meeting (unless a different time is specified by law) to every stockholder entitled by law to notice of such meeting.

**Section 2.4. List of Stockholders.** A complete list of the stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be prepared by the Secretary. Such list shall be available for examination of any stockholder, for any purpose germane to the meeting, either on a reasonably accessible electronic network or, during normal business hours, at the Corporation's principal place of business, for at least ten days before the meeting and at the place of the meeting during the whole time of the meeting. In the event that such list is to be made available on an electronic network, the notice of meeting given under Section 2.3 hereof shall provide the information required to gain access to such list.

**Section 2.5. Quorum**. The holders of shares of stock entitled to cast a majority of the votes on the matters at issue at a meeting of stockholders, present in person or represented by proxy, shall constitute a quorum, except as otherwise required by the Delaware General Corporation Law. In the event of a lack of a quorum, the chairman of the meeting or a majority in interest of the stockholders present in person or represented by proxy may adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum shall be obtained. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

**Section 2.6. Organization and Procedure**. (a) The Chairman of the Board, the Chief Executive Officer, or such other officer of the Corporation designated by a majority of the directors that the Corporation would have if there were no vacancies on the Board of Directors (the "Whole Board"), will call meetings of the stockholders to order and will act as presiding officer thereof. Unless otherwise determined prior to the meeting by a majority of the Whole Board, the presiding officer of the meeting of the stockholders will have the right and the authority to determine and maintain the rules, regulations and procedures for the proper conduct of the meeting, including, without limitation, restricting entry to the meeting after it has commenced, maintaining order and the safety of those in attendance, opening and closing the polls for voting, dismissing business or proposals not properly submitted, limiting the time allowed for discussion of the business of the meeting, restricting the persons (other than stockholders of the Corporation or their duly appointed proxies) that may attend the meeting, and ascertaining whether any stockholder or proxy holder may be excluded from the meeting based upon any determination by the presiding officer, in his or her sole discretion, that the stockholder or proxy holder is unduly disruptive or is likely to disrupt the meeting. The Secretary of the Corporation shall act as secretary, but in the absence of the Secretary, the presiding officer may appoint a secretary.

(b) At an annual meeting of the stockholders, only such business will be conducted or considered as is properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given in accordance with these bylaws, (ii) brought before the meeting by the presiding officer or by or at the direction of a majority of the Whole Board, or (iii) otherwise properly requested to be brought before the meeting by a stockholder of the Corporation in accordance with these bylaws.

(c) At a special meeting of stockholders, only such business may be conducted or considered as is properly brought before the meeting. To be properly brought before a special meeting, business must be (i) specified in the notice of the meeting (or any supplement thereto) given in accordance with these bylaws or (ii) brought before the meeting by the presiding officer or by or at the direction of a majority of the Whole Board. The determination of whether any business sought to be brought before any annual or special meeting of the stockholders is properly brought before such meeting will be made by the presiding officer of the meeting. If the presiding officer determines that any business is not properly brought before such meeting, he or she will so declare at the meeting and any such business will not be conducted or considered.

**Section 2.7. Stockholder Nominations and Proposals**. (a) No proposal for a stockholder vote shall be submitted by a stockholder (a "Stockholder Proposal") to the Corporation's stockholders unless the stockholder submitting such proposal (the "Proponent") shall have filed a written notice setting forth with particularity (i) the names and business addresses of the Proponent and all Persons (as such term is defined in Article V of the Certificate of Incorporation) acting in concert with the Proponent; (ii) the name and address of the Proponent and the Persons identified in clause (i), as they appear on the Corporation's books (if they so appear); (iii) the class and number of shares of the Corporation beneficially owned by the Proponent and the Persons identified in clause (i); (iv) a description of the Stockholder Proposal containing all material information relating thereto; and (v) such other information as the Board of Directors reasonably determines is necessary or appropriate to enable the Board of Directors and stockholders of the Corporation to consider the Stockholder Proposal. The presiding officer at any stockholders' meeting may determine that any Stockholder Proposal was not made in accordance with the procedures prescribed in these Bylaws or is otherwise not in accordance with law, and if it is so determined, such officer shall so declare at the meeting and the Stockholder Proposal shall be disregarded.

(b) Only persons who are selected and recommended by the Board of Directors or the committee of the Board of Directors designated to make recommendations, or who are nominated by stockholders in accordance with the procedures set forth in this Section 2.7 (a “Stockholder Nomination”) and the procedures set forth in Section 2.8, shall be eligible for election, or qualified to serve, as directors. Nominations of individuals for election to the Board of Directors of the Corporation at any annual meeting or any special meeting of stockholders at which directors are to be elected may be made by any stockholder of the Corporation entitled to vote for the election of directors at that meeting by compliance with the procedures set forth in this Section 2.7 or the procedures set forth in Section 2.8. Nominations by stockholders under this Section 2.7 shall be made by written notice (a "Nomination Notice"), which shall set forth (i) as to each individual nominated, (A) the name, date of birth, business address and residence address of such individual; (B) the business experience during the past five years of such nominee, including his or her principal occupations and employment during such period, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and such other information as to the nature of his or her responsibilities and level of professional competence as may be sufficient to permit assessment of his or her prior business experience; (C) whether the nominee is or has ever been at any time a director, officer or owner of 5% or more of any class of capital stock, partnership interests or other equity interest of any corporation, partnership or other entity; (D) any directorships currently held, or held within the preceding five years, by such nominee in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, as amended; (E) whether, in the last ten years, such nominee has been subject to any event specified in Item 401(f) of Regulation S-K of the Securities Exchange Act of 1934 or any successor provision which may be material to an evaluation of the ability or integrity of the nominee; (F) whether the nominee is a party to any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the Corporation, or has received any such compensation or other payment from any person or entity other than the Corporation, in each case in connection with candidacy or service as a director of the Corporation (a “Third-Party Compensation Arrangement”); and (G) all information relevant to a determination of the nominee's status as to "independence," including references to the criteria established by the New York Stock Exchange (or any other exchange or quotation system on which the Corporation's equity securities are then listed or quoted) and the Corporation's Corporate Governance Guidelines, in each case as in effect at the time of such Stockholder Nomination; and (ii) as to the Person submitting the Nomination Notice and any Person acting in concert with such Person, (x) the name and business address of such Person, (y) the name and address of such Person as they appear on the Corporation's books (if they so appear), and (z) the class and number of shares of the Corporation that are beneficially owned by such Person. The Nomination Notice shall include (1) a written consent to being named in a proxy statement as a nominee, and to serve as a director if elected, signed by the nominee, (2) a written representation (in a form deemed satisfactory by the Secretary) that the nominee has read and agrees, if elected to serve as a member of the Board of Directors, to adhere to the Corporation’s Corporate Governance Guidelines and any other Corporation policies and guidelines applicable to directors, (3) a written representation and agreement (in the form provided by the Secretary upon written request) signed by the nominee that the nominee is not and will not become a party to any Third-Party Compensation Arrangement or any agreement, arrangement or understanding with any person or entity as to how the nominee would vote or act on any issue or question as a director, in each case that has not been disclosed to the Corporation. If the presiding officer at any stockholders' meeting determines that a nomination was not made in accordance with the procedures prescribed by these Bylaws, he shall so declare to the meeting and the defective nomination shall be disregarded.

(c) In the case of an annual meeting of stockholders, Nomination Notices and Stockholder Proposals shall be delivered to the Secretary at the principal executive office of the Corporation no earlier than 150 days and not later than 120 days prior to the date on which the notice of the immediately preceding year's annual meeting of stockholders was first sent to the stockholders of the Corporation, provided that in the event that the date of such annual meeting is more than 30 days before or 70 days after its anniversary date, the Nomination Notice and Stockholder Proposals must be so delivered not later than the later of (i) 120 days prior to such annual meeting or (ii) 10 days following the day on which a public announcement of the annual meeting date is first made. In the case of a special meeting of stockholders, Nomination Notices and Stockholder Proposals shall be delivered to the Secretary at the principal executive office of the Corporation no later than the close of business on the 15th day following the day on which notice of the date of a special meeting of stockholders was given.

**Section 2.8. Inclusion of Director Nominations by Stockholders in the Corporation's Proxy Materials.**

(a) Subject to the terms and conditions set forth in these Bylaws (including the provisions of Section 2.7 concerning Stockholder Nominations), the Corporation shall include in its proxy statement and form of proxy (hereinafter, the "proxy materials") for an annual meeting of stockholders for the election of directors, in addition to the persons selected and recommended for election by the Board of Directors or any committee thereof, the name, together with the Required Information (defined below), of any person nominated for election (the "Proxy Access Stockholder Nominee") to the Board of Directors by one or more Stockholders that satisfies the notice, ownership and other requirements of this Section 2.8 (such person or group who nominates a Proxy Access Stockholder Nominee, the "Eligible Stockholder").

(b) To nominate a Proxy Access Stockholder Nominee, the Eligible Stockholder must provide a written notice that expressly elects to have its Proxy Access Stockholder Nominee included in the Corporation's proxy materials pursuant to this Section 2.8 (the "Notice of Proxy Access Nomination"). To be timely, a Notice of Proxy Access Nomination must be delivered to the Secretary at the principal executive office of the Corporation during the period for delivery of Nomination Notices and Stockholder Proposals described in Section 2.7(c) of these Bylaws (the last day on which a Notice of Proxy Access Nomination may be delivered, the "Final Proxy Access Nomination Date"). In addition to other requirements set forth in this Section 2.8, the Notice of Proxy Access Nomination must include the name and address of the Eligible Stockholder (including each stockholder and beneficial owner whose stock ownership is counted for the purposes of qualifying as an Eligible Stockholder).

(c) For purposes of this Section 2.8, the "Required Information" that the Corporation will include in its proxy materials is (i) the information concerning the Proxy Access Stockholder Nominee and the Eligible Stockholder that the Corporation determines is required to be disclosed in the Corporation's proxy materials by the regulations promulgated under the Securities Exchange Act of 1934; and (ii) if the Eligible Stockholder so elects, a Statement (defined below). Nothing in this Section 2.8 shall limit the Corporation's ability to solicit against and include in its proxy materials its own statements relating to any Proxy Access Stockholder Nominee.

(d) The maximum number of Proxy Access Stockholder Nominees (including Proxy Access Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in the Corporation's proxy materials pursuant to this Section 2.8 but either are subsequently withdrawn or that the Board of Directors decides to select and recommend as Board of Director nominees under Section 2.7 of these Bylaws) that may appear in the Corporation's proxy materials with respect to an annual meeting of stockholders shall not exceed 20% of the number of directors in office as of the Final Proxy Access Nomination Date, or if such number is not a whole number, the closest whole number below 20% (the "Permitted Number") but not less than one; provided, however, that the Permitted

Number shall be reduced by the number of such director candidates for which the Corporation shall have received one or more valid notices that a stockholder (other than an Eligible Stockholder) intends to nominate director candidates at such applicable annual meeting of stockholders pursuant to Section 2.7 of these Bylaws; provided, further, that in the event that one or more vacancies for any reason occurs on the Board of Directors at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of stockholders and the Board of Directors reduces the size of the Board of Directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced. In the event that the number of Proxy Access Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 2.8 exceeds the Permitted Number, each Eligible Stockholder will select one Proxy Access Stockholder Nominee for inclusion in the Corporation's proxy materials until the Permitted Number is reached, with preference provided based on the number (largest to smallest) of shares owned by each Eligible Stockholder pursuant to this Section 2.8. If the Permitted Number is not reached after each Eligible Stockholder has selected one Proxy Access Stockholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached.

(e) An Eligible Stockholder is one or more stockholders who owns and has owned, or are acting on behalf of one or more beneficial owners who own and have owned (as defined below), for at least three years as of the date the Notice of Proxy Access Nomination is received by the Corporation, shares representing at least 3% of the voting power entitled to vote generally in the election of directors (the "Required Shares"), and who continue to own the Required Shares at all times between the date the Notice of Proxy Access Nomination is received by the Corporation and the date of the applicable annual meeting of stockholders, provided that the aggregate number of stockholders, and, if and to the extent that a stockholder is acting on behalf of one or more beneficial owners, of such beneficial owners, whose stock ownership is counted for the purposes of satisfying the foregoing ownership requirement shall not exceed twenty (20). Two or more funds that are (i) under common management and investment control or (ii) under common management and funded primarily by a single employer (such funds together under each of (i) or (ii) comprising a "Qualifying Fund") shall be treated as one stockholder for the purpose of determining the aggregate number of stockholders in this Section 2.8(e), and treated as one person for the purpose of determining ownership in Section 2.8(f), provided that each fund comprising a Qualifying Fund otherwise meets the requirements set forth in this Section 2.8. No stockholder or beneficial holder may be a member of more than one group constituting an Eligible Stockholder under this Section 2.8.

(f) For purposes of calculating the Required Shares, "ownership" shall be deemed to consist of and include only the outstanding shares as to which a person possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the ownership of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (A) that a person has sold in any transaction that has not been settled or closed, (B) that a person has borrowed or purchased pursuant to an agreement to resell or (C) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by a person, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, the person's full right to vote or direct the voting of any such shares, or (2) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such person's shares. "Ownership" shall include shares held in the name of a nominee or other intermediary so long as the person claiming ownership of such shares retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares, provided that this provision shall not alter the obligations of any stockholder to provide the Notice of Proxy Access Nomination. Ownership of shares shall be deemed to continue during any period in which shares have been loaned if the person claiming ownership has the power to recall such loaned shares on three business days' notice and the person recalls the loaned shares within three business days of being notified that its Proxy Access Stockholder Nominee will be included in the Corporation's proxy materials for the applicable annual meeting, and the person holds the recalled shares through such annual meeting. Ownership of shares shall be deemed to continue during any period in which any voting power has been delegated by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time without condition. For purposes of this Section 2.8, the determination of the extent of "ownership" of shares shall be made in good faith by the Board of Directors, which determination shall be conclusive and binding on the Corporation and the stockholders. An Eligible Stockholder shall include in its Notice of Proxy Access Nomination the number of shares it is deemed to own for the purposes of this Section 2.8.

(g) No later than the Final Proxy Access Nomination Date, an Eligible Stockholder (including each stockholder, fund comprising a Qualifying Fund and beneficial owner whose stock ownership is counted for the purposes of qualifying as an Eligible Stockholder) must provide the following information in writing to the Secretary: (i) all of the information required pursuant to Section 2.7(b) as if the Notice of Proxy Access Nomination was a Nomination Notice; (ii) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of the date the Notice of Proxy Access Nomination is sent to the Corporation, the Eligible Stockholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Stockholder's agreement to provide (A) within five business days after the record date for the applicable annual meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date, and (B) immediate notice if the Eligible Stockholder ceases to own any of the Required Shares prior to the date of the applicable annual meeting of stockholders; (iii) the written consent of each Proxy Access

Stockholder Nominee to being named in the Corporation's proxy materials as a nominee and to serving as a director if elected; and (iv) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Securities Exchange Act of 1934. In addition, no later than the Final Proxy Access Nomination Date, an Eligible Stockholder (including each stockholder, fund comprising a Qualifying Fund and beneficial owner whose stock ownership is counted for purposes of qualifying as an Eligible Stockholder) must provide to the Secretary a signed and written (i) representation of the Eligible Stockholder that such Eligible Stockholder (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control of the Corporation, and does not presently have such intent, (B) intends to maintain qualifying ownership of the Required Shares through the date of the applicable annual meeting of stockholders, (C) has not nominated and will not nominate for election to the Board of Directors at the applicable annual meeting of stockholders any person other than its Proxy Access Stockholder Nominee, (D) has not engaged and will not engage in, and has not and will not be a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Securities Exchange Act of 1934 in support of the election of any individual as a director at the applicable annual meeting of stockholders other than its Proxy Access Stockholder Nominee(s) or a nominee of the Board of Directors, (E) will not distribute to any stockholder any form of proxy for the applicable annual meeting of stockholders other than the form distributed by the Corporation, and (F) will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading and otherwise will comply with all applicable laws, rules and regulations in connection with any actions taken pursuant to this Section 2.8; (ii) in the case of a nomination by a group of stockholders that together constitutes an Eligible Stockholder, designation by all such group members of one group member that is authorized to act on behalf of all members of the nominating stockholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination; and (iii) undertaking that the Eligible Stockholder agrees to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the Corporation or out of the information that the Eligible Stockholder provided to the Corporation, (B) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination, solicitation or other activity by the Eligible Stockholder in connection with its efforts to elect the Proxy Access Stockholder Nominee pursuant to this Section 2.8, and (C) file with the Securities and Exchange Commission any solicitation or other communication with the Corporation's stockholders relating to the meeting at which the Proxy Access Stockholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Securities Exchange Act of 1934 or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Securities Exchange Act of 1934. In addition, no later than the Final Proxy Access Nomination Date, a Qualifying Fund whose stock ownership is counted for purposes of qualifying as an Eligible Stockholder must provide to the Secretary documentation reasonably satisfactory to the Board of Directors that demonstrates that the funds comprising the Qualifying Fund are either (i) under common management and investment control or (ii) under common management and funded primarily by a single employer.

(h) The Eligible Stockholder may provide to the Secretary, at the time the information required by this Section 2.8 is provided, a written statement for inclusion in the Corporation's proxy materials for the applicable annual meeting of stockholders, not to exceed 500 words, in support of the Eligible Stockholder's Proxy Access Stockholder Nominee (the "Statement"). Notwithstanding anything to the contrary contained in this Section 2.8, the Corporation may omit from its proxy materials any information or Statement (or portion thereof) that it, in good faith, believes would violate any applicable law or regulation.

(i) No later than the Final Proxy Access Nomination Date, each Proxy Access Stockholder Nominee must: (i) provide to the Secretary all of the consents, representations, and agreements required pursuant to Section 2.7(b) as if the Proxy Access Stockholder Nominee was a nominee; (ii) submit to the Secretary all completed and signed questionnaires required of the Corporation's directors and nominees for election to the Board of Directors within five business days of receipt of each such questionnaire from the Corporation; and (iii) provide to the Secretary within five business days of the Corporation's request such additional information as the Corporation determines may be necessary to permit the Board of Directors to determine (A) such Proxy Access Stockholder Nominee's status as to "independence", including references to the criteria established by the New York Stock Exchange (or any other exchange or quotation system on which the Corporation's equity securities are listed), any applicable rules of the Securities and Exchange Commission and the Corporation's Corporate Governance Guidelines, (B) if such Proxy Access Stockholder Nominee has any direct or indirect relationship with the Corporation other than those relationships that have been deemed categorically immaterial pursuant to the Corporation's Corporate Governance Guidelines, and (C) if such Proxy Access Stockholder Nominee is not and has not been subject to any event specified in Item 401(f) of Regulation S-K of the Securities Exchange Act of 1934 or any successor provision. In the event that any information or communications provided by the Eligible Stockholder or the Proxy Access Stockholder Nominee to the Corporation or its stockholders ceases to be true and correct in any respect or omits a fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Stockholder or Proxy Access Stockholder Nominee, as the case may be, shall promptly notify the Secretary of any such inaccuracy or omission in such previously provided information and of the information that is required to make such information or communication true and correct.

(j) Any Proxy Access Stockholder Nominee who is included in the Corporation's proxy materials for a particular annual meeting of stockholders but either (i) withdraws from or becomes ineligible or unavailable for election at that annual meeting, or (ii) does not receive at least 25% of the votes cast in favor of the Proxy Access Stockholder Nominee's election, will be ineligible to be a Proxy Access Stockholder Nominee pursuant to this Section 2.8 for the next two annual meetings of stockholders. Any Proxy Access Stockholder Nominee who is included in the Corporation's proxy statement for a particular annual meeting of stockholders, but subsequently is determined not to satisfy the eligibility requirements of this Section 2.8 or any other provision of the Corporation's Bylaws, Certificate of Incorporation, Corporate Governance Guidelines or other applicable regulation at any time before the applicable annual meeting of stockholders, will not be eligible for election at the relevant annual meeting of stockholders and may not be substituted by the Eligible Stockholder that nominated such Proxy Access Stockholder Nominee. Any Eligible Stockholder (including each stockholder, fund comprising a Qualifying Fund or beneficial owner whose stock ownership is counted for the purposes of qualifying as an Eligible Stockholder) whose Proxy Access Stockholder Nominee is elected as a director at the annual meeting of stockholders will not be eligible to nominate or participate in the nomination of a Proxy Access Stockholder Nominee for the following two (2) annual meetings of stockholders other than the nomination of such previously elected Proxy Access Stockholder Nominee.

(k) The Corporation shall not be required to include, pursuant to this Section 2.8, a Proxy Access Stockholder Nominee in its proxy materials for any meeting of stockholders, or, if the proxy statement already has been filed, to allow the nomination of a Proxy Access Stockholder Nominee, notwithstanding that proxies in respect of such vote may have been received by the Corporation: (i) if the Proxy Access Stockholder Nominee or the Eligible Stockholder (or any member of any group of stockholders that together is such Eligible Stockholder) who has nominated such Proxy Access Stockholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Securities Exchange Act of 1934 in support of the election of any individual as a director at the applicable annual meeting of stockholders other than its Proxy Access Stockholder Nominee(s) or a nominee of the Board of Directors; (ii) if another person is engaging in a "solicitation" within the meaning of Rule 14a-1(l) under the Securities Exchange Act of 1934 in support of the election of any individual as a director at the applicable annual meeting of stockholders other than a nominee of the Board of Directors; (iii) who is not independent under the listing standards of each principal U.S. exchange upon which the common stock of the Corporation is listed, any applicable rules of the Securities and Exchange Commission, and any publicly disclosed standards used by the Board of Directors in determining and disclosing independence of the Corporation's directors, in each case as determined by the Board of Directors; (iv) who does not meet the audit committee independence requirements under the rules of any stock exchange on which the Corporation's securities are traded, is not a "non-employee director" for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934 (or any successor rule), is not an "outside director" for the purposes of Section 162(m) of the

Internal Revenue Code (or any successor provision); (v) whose election as a member of the Board of Directors would cause the Corporation to be in violation of these Bylaws, the Certificate of Incorporation, the rules and listing standards of the principal U.S. securities exchanges upon which the common stock of the Corporation is listed, or any applicable state or federal law, rule or regulation; (vi) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914; (vii) whose then-current or within the preceding ten years' business or personal interests place such Proxy Access Stockholder Nominee in a conflict of interest with the Corporation or any of its subsidiaries that would cause such Proxy Access Stockholder Nominee to violate any fiduciary duties of directors established pursuant to the Delaware General Corporation Law, including but not limited to, the duty of loyalty and duty of care, as determined by the Board of Directors; (viii) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years; (ix) if such Proxy Access Stockholder Nominee or the applicable Eligible Stockholder (or any member of any group of stockholders that together is such Eligible Stockholder) shall have provided information to the Corporation in connection with such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make any statement made, in light of the circumstances under which it was made, not misleading, as determined by the Board of Directors or any committee thereof; (x) the Eligible Stockholder (or any member of any group of stockholders that together is such Eligible Stockholder) and the Proxy Access Stockholder Nominee do not appear at the applicable annual meeting of stockholders to present the Proxy Access Stockholder Nominee for election; (xi) the Eligible Stockholder (or any member of any group of stockholders that together is such Eligible Stockholder) or applicable Proxy Access Stockholder Nominee otherwise breaches or fails to comply with or the Board of Directors determines it has breached its representations or obligations pursuant to these Bylaws, including, without limitation, this Section 2.8; (xii) the Eligible Stockholder ceases to be an Eligible Stockholder for any reason, including but not limited to not owning the Required Shares through the date of the applicable annual meeting; or (xiii) upon a determination of by the Board of Directors or any committee thereof that (A) the information provided pursuant to this Section 2.8 to the Corporation by such individual or by the Eligible Stockholder (or any member of any group of stockholders that together is such Eligible Stockholder) who nominated such individual was untrue in any material respect or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading or (B) such individual, or the Eligible Stockholder (or any member of any group of stockholders that together is such Eligible Stockholder) who nominated such individual, shall have breached or failed to comply with its agreements, representations undertakings or obligations pursuant to these Bylaws, including, without limitation, this Section 2.8. For the purpose of this paragraph, clauses (iii) through (xiii) will result in the exclusion from the proxy materials pursuant to this Section 2.8 of the specific Proxy Access Stockholder Nominee to whom the ineligibility applies, or, if the proxy statement already has been filed, the ineligibility of the Proxy Access Stockholder Nominee; however, clauses (i) and (ii) will result in the exclusion from the proxy materials pursuant to this Section 2.8 of all

Proxy Access Stockholder Nominees from the applicable annual meeting of Stockholders, or, if the proxy statement already has been filed, the ineligibility of all Proxy Access Stockholder Nominees.

**Section 2.9. Voting.** Unless otherwise provided in a resolution or resolutions providing for any class or series of Preferred Stock pursuant to Article IV of the Certificate of Incorporation or by the Delaware General Corporation Law, each stockholder shall be entitled to one vote, in person or by proxy, for each share held of record by such stockholder who is entitled to vote generally in the election of directors. Each stockholder voting by proxy shall grant such authority in writing, by electronic or telephonic transmission or communication, or by any such other means permitted by the Delaware General Corporation Law. All questions, including elections for the Board of Directors, shall be decided by a majority of the votes cast, except as otherwise required by the Delaware General Corporation Law or as provided for in the Certificate of Incorporation or these Bylaws. Abstentions shall not be considered to be votes cast. For purposes of this Bylaw, a majority of votes cast shall mean that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election or, in the case where the number of nominees exceeds the number of directors to be elected, cast with respect to election of directors generally. Votes cast shall include votes to withhold authority in each case and exclude abstentions with respect to that director's election, or, in the case where the number of nominees exceeds the number of directors to be elected, abstentions with respect to election of directors generally.

If a nominee for director who is an incumbent director is not elected and no successor has been elected at such meeting, the director shall promptly tender his or her resignation to the Board of Directors. The Nominating and Corporate Governance Committee of the Board of Directors shall make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors shall act on the tendered resignation, taking into account the Nominating and Corporate Governance Committee's recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission, or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale for the decision within 90 days from the date of the certification of the election results. The Nominating and Corporate Governance Committee in making its recommendation, and the Board of Directors in making its decision, may each consider any factors or other information that it considers appropriate and relevant. The director who tenders his or her resignation will not participate in the recommendation of the Nominating and Corporate Governance Committee or the decision of the Board of Directors with respect to his or her resignation. If such incumbent director's resignation is not accepted by the Board of Directors, such director shall continue to serve until the next annual meeting of stockholders at which such director's term expires and until his or her successor is duly elected, or his or her earlier resignation and removal. If a director's resignation is accepted by the Board of Directors pursuant to this Bylaw, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors, in its sole discretion, may fill any resulting vacancy or may decrease the size of the Board of Directors pursuant to the Delaware General Corporation Law and the Certificate of Incorporation and these Bylaws of the Company.

**Section 2.10. Inspectors**. The Board of Directors by resolution shall, in advance of any meeting of stockholders, appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. One or more persons may be designated by the Board of Directors as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by the Delaware General Corporation Law.

## SECTION III

## Board of Directors

**Section 3.1. Number and Qualifications.** The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. The number of directors constituting the Board of Directors shall be as authorized from time to time exclusively by a vote of a majority of the members of the Board of Directors then in office. A person who is not serving as a director shall not be eligible for nomination, appointment, or election if such person has or will have reached age 75 on the date of his or her appointment or election, and any director reaching the age of 75 during any term of office shall continue to be qualified to serve as a director only until the next annual meeting of stockholders following his or her $75^{th}$ birthday.

**Section 3.2. Resignation**. A director may resign at any time by giving notice, in writing, by electronic transmission or by any other means permitted by the Delaware General Corporation Law, to the Chairman of the Board or to the Secretary. Unless otherwise stated in such notice of resignation, the acceptance thereof shall not be necessary to make it effective; and such resignation shall take effect at the time specified therein or, in the absence of such specification, it shall take effect upon the receipt thereof.

**Section 3.3. Regular Meetings**. Regular meetings of the Board of Directors may be held without further notice at such time as shall from time to time be determined by the Board of Directors. Unless otherwise determined by the Board of Directors, the locations of the regular meetings of the Board of Directors shall be in Kingsport, Tennessee. A meeting of the Board of Directors for the election of officers and the transaction of such other business as may come before it may be held without notice immediately following the annual meeting of stockholders.

**Section 3.4. Special Meetings.** Special meetings of the full Board of Directors may be called by the Chairman of the Board, the Lead Director, or the Vice Chairman. Special meetings of the non-employee, independent directors may be called by the Lead Director. Special meetings of the Board of Directors or of the non-employee, independent directors also may be called at the request in writing of one-third of the members of the Board of Directors then in office.

**Section 3.5. Notice of Special Meetings.** Notice of the date, time and place of each special meeting shall be mailed by regular mail to each director at his designated address at least six days before the meeting; or sent by overnight courier to each director at his designated address at least two days before the meeting (with delivery scheduled to occur no later than the day before the meeting); or given orally by telephone or other means, or by telegraph or telecopy, or by any other means comparable to any of the foregoing, to each director, as applicable, at his designated address at least 24 hours before the meeting; provided, however, that if less than five days' notice is provided and one third of the members of the Board of Directors then in office, or one-third of the number of non-employee, independent directors (in the case of a meeting of such directors) object in writing prior to or at the commencement of the meeting, such meeting shall be postponed until five days after such notice was given pursuant to this sentence (or such shorter period to which a majority of those who objected in writing agree), provided that notice of such postponed meeting shall be given in accordance with this Section 3.5. The notice of the special meeting shall state the general purpose of the meeting, with no other routine business conducted at the special meeting without such matter being stated in the notice.

**Section 3.6. Place of Meetings**. The Board of Directors may hold their meetings and have an office or offices inside or outside of the State of Delaware.

**Section 3.7. Telephonic Meeting and Participation**. Any or all of the directors may participate in a meeting of the Board of Directors or any committee thereof by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at the meeting.

**Section 3.8 Action by Directors Without a Meeting.** Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the full Board of Directors, the non-employee, independent directors, or of any committee thereof, may be taken without a meeting if all members of the Board, the non-employee, independent directors, or of such committee, as the case may be, consent thereto in writing, by electronic transmission, or by any other means permitted by the Delaware General Corporation Law, and the writing or writings or, if the consent action is taken by electronic transmission, paper reproductions of such electronic transmissions, are filed with the minutes of proceedings of the Board or committee.

**Section 3.9. Quorum and Adjournment**. A majority of the directors then holding office, or a majority of non-employee, independent directors then in office, for purposes of a meeting of such directors, shall constitute a quorum. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, or of the non-employee, independent directors, as the case may be. Whether or not a quorum is present to conduct a meeting, any meeting of the Board of Directors, or of the non-employee, independent directors, as the case may be (including an adjourned meeting) may be adjourned by a majority of the directors present, to reconvene at a specific time and place. It shall not be necessary to give to the directors present at the adjourned meeting notice of the reconvened meeting or of the business to be transacted, other than by announcement at the meeting that was adjourned; provided, however, notice of such reconvened meeting, stating the date, time, and place of the reconvened meeting, shall be given to the directors not present at the adjourned meeting in accordance with the requirements of Section 3.5 hereof.

**Section 3.10. Organization.** The Chairman of the Board, or, in the absence of the Chairman of the Board, the Lead Director or the Vice Chairman, or in the absence of the Lead Director or Vice Chairman, a member of the Board selected by the members present, shall preside at meetings of the Board. The Secretary of the Corporation shall act as secretary, but in the absence of the Secretary, the presiding officer may appoint a secretary.

**Section 3.11. Compensation of Directors**. Directors shall receive such compensation for their services as the Board of Directors may determine. Any director may serve the Corporation in any other capacity and receive compensation therefor.

**Section 3.12. Presumption of Assent**. A director of the Corporation who is present at a meeting of the Board of Directors when a vote on any matter is taken is deemed to have assented to the action taken unless he votes against or abstains from the action taken, or unless at the beginning of the meeting or promptly upon arrival the director objects to the holding of the meeting or transacting specified business at the meeting. Any such dissenting votes, abstentions or objections shall be entered in the minutes of the meeting.

## SECTION IV

### Chairman, Lead Director, and Committees of the Board of Directors

**Section 4.1. Chairman.** The Board of Directors shall, by resolution passed by a majority of the members of the Board of Directors, designate a member of the Board of Directors to serve as Chairman. The Chairman of the Board may also be the Chief Executive Officer, or other officer of the Corporation, and shall have such powers and perform such duties as may be provided for herein, and as may be incident to the office and as may be assigned by the Board of Directors.

**Section 4.2. Lead Director.** If the Chairman is the Chief Executive Officer or other officer or employee of the Corporation or is not an independent (as determined by the Board of Directors) director, the non-employee, independent directors, by resolution passed by a majority of the non-employee, independent members of the Board of Directors, shall designate a non-employee, independent member of the Board of Directors to serve as Lead Director. The Lead Director shall have such powers and perform such duties as may be provided for herein and as may be incident to the office and as may be assigned by the non-employee, independent members of Board of Directors.

**Section 4.3. Committees.** The Board of Directors shall, by resolutions passed by a majority of the members of the Board of Directors, designate members of the Board of Directors to constitute committees which shall in each case consist of such number of directors, and shall have and may execute such powers as may be determined and specified in the respective resolutions appointing them. Any such committee may fix its rules of procedure, determine its manner of acting and the time and place, whether within or without the State of Delaware, of its meetings and specify what notice thereof, if any, shall be given, unless the Board of Directors shall otherwise by resolution provide. Unless otherwise provided by the Board of Directors or such committee, the quorum, voting and other procedures shall be the same as those applicable to actions taken by the Board of Directors. A majority of the members of the Board of Directors then in office shall have the power to change the membership of any such committee at any time, to fill vacancies therein and to discharge any such committee or to remove any member thereof, either with or without cause, at any time.

## SECTION V

## Officers

**Section 5.1. Designation.** The officers of the Corporation shall be a Chief Executive Officer, a Chief Financial Officer, a Treasurer, a Chief Accounting Officer (or, if there is no Chief Accounting Officer, a Controller), and a Secretary, and such other officers as the Board of Directors may elect or appoint, or provide for the appointment of, as may from time to time appear necessary or advisable in the conduct of the business and affairs of the Corporation. Any number of offices may be held by the same persons.

**Section 5.2. Election Term.** At its first meeting after each annual meeting of stockholders, the Board of Directors shall elect the officers or provide for the appointment thereof. Subject to Section 5.3 and Section 5.4 hereof, the term of each officer elected by the Board of Directors shall be until the first meeting of the Board of Directors following the next annual meeting of stockholders and until such officer's successor is chosen and qualified.

**Section 5.3. Resignation.** Any officer may resign at any time by giving written notice to the Secretary. Unless otherwise stated in such notice of resignation, the acceptance thereof shall not be necessary to make it effective; and such resignation shall take effect at the time specified therein or, in the absence of such specification, it shall take effect upon the receipt thereof.

**Section 5.4. Removal.** Any officer may be removed at any time with or without cause by affirmative vote of a majority of the members of the Board of Directors then in office. Any officer appointed by another officer may be removed with or without cause by such officer or the Chief Executive Officer.

**Section 5.5. Vacancies.** A vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors or, in the case of offices held by officers who may be appointed by other officers, by any officer authorized to appoint such officer.

**Section 5.6. Chief Executive Officer.** The Chief Executive Officer shall be responsible for carrying out the policies adopted by the Board of Directors.

**Section 5.7. Chief Financial Officer.** The Chief Financial Officer shall act in an executive financial capacity, and assist the Chief Executive Officer in the general supervision of the Corporation's financial policies and affairs, and shall perform all acts incident to the position of Chief Financial Officer, subject to the control of the Board of Directors.

**Section 5.8. Treasurer.** The Treasurer shall have charge of all funds of the Corporation and shall perform all acts incident to the position of Treasurer, subject to the control of the Board of Directors.

**Section 5.9. Chief Accounting Officer and Controller.** The Chief Accounting Officer (or the Controller, if there is no Chief Accounting Officer) shall serve as principal accounting officer of the Corporation, having the custody and operation of the accounting books and records of the Corporation (with the Controller, if there is a separate Controller), and shall perform all acts incident to the position of Controller, subject to the control of the Board of Directors.

**Section 5.10. Secretary.** The Secretary shall keep the minutes, and give notices, of all meetings of stockholders and directors and of such committees as directed by the Board of Directors. The Secretary shall have charge of such books and papers as the Board of Directors may require. The Secretary (or any Assistant Secretary) is authorized to certify copies of extracts from minutes and of documents in the Secretary's charge and anyone may rely on such certified copies to the same effect as if such copies were originals and may rely upon any statement of fact concerning the Corporation certified by the Secretary (or any Assistant Secretary). The Secretary shall perform all acts incident to the office of Secretary, subject to the control of the Board of Directors.

**Section 5.11. Compensation of Officers.** The officers of the Corporation shall receive such compensation for their services as the Board of Directors or the appropriate committee thereof may determine. The Board of Directors may delegate its authority to determine compensation (other than that of the Chief Executive Officer) to designated officers of the Corporation.

**Section 5.12. Execution of Instruments.** Checks, notes, drafts, other commercial instruments, assignments, guarantees of signatures and contracts (except as otherwise provided herein or by law) shall be executed by the Chief Executive Officer or other officers or employees or agents, in any such case as the Board of Directors may direct or authorize.

**Section 5.13. Mechanical Endorsements.** The Chief Executive Officer, the Secretary, or other authorized officers may authorize any endorsement on behalf of the Corporation to be made by such mechanical means or stamps as any of such officers may deem appropriate.

## SECTION VI

## Indemnification

**Section 6.1. Indemnification Provisions in Certificate of Incorporation**. The provisions of this Section VI are intended to supplement Article VII of the Certificate of Incorporation pursuant to Sections 7.2 and 7.3 thereof. To the extent that this Section VI contains any provisions inconsistent with said Article VII, the provisions of the Certificate of Incorporation shall govern. Terms defined in such Article VII shall have the same meaning in this Section VI.

**Section 6.2. Indemnification of Employees**. The Corporation shall indemnify and advance expenses to its employees to the same extent as to its directors and officers, as set forth in the Certificate of Incorporation and in this Section VI of the Bylaws of the Corporation.

**Section 6.3. Undertakings for Advances of Expenses**. If and to the extent the Delaware General Corporation Law requires, an advancement by the Corporation of expenses incurred by an indemnitee pursuant to clause (iii) of the last sentence of Section 7.1 of the Certificate of Incorporation (hereinafter an "advancement of expenses") shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under Article VII of the Certificate of Incorporation or otherwise.

**Section 6.4. Claims for Indemnification**. If a claim for indemnification under Section 7.1 of the Certificate of Incorporation is not paid in full by the Corporation within 60 days after it has been received in writing by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses only upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in Section 145 of the Delaware General Corporation Law (or any successor provision or provisions). Neither the failure of the Corporation (including the Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in Section 145 of the Delaware General Corporation Law (or any successor provision or provisions), nor an actual determination by the Corporation (including the Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to have or retain such advancement of expenses, under Article VII of the Certificate of Incorporation or this Section VI or otherwise, shall be on the Corporation.

**Section 6.5. Insurance**. The Corporation may maintain insurance, at its expense, to protect itself and any director, trustee, officer, employee or agent of the Corporation or another enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

**Section 6.6. Severability**. In the event that any of the provisions of this Section VI (including any provision within a single section, paragraph or sentence) is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, the remaining provisions are severable and shall remain enforceable to the full extent permitted by law.

## SECTION VII

### Miscellaneous

**Section 7.1. Seal**. The Corporation shall have a suitable seal, containing the name of the Corporation. The Secretary shall be in charge of the seal and may authorize one or more duplicate seals to be kept and used by any other officer or person.

**Section 7.2. Waiver of Notice**. Whenever any notice is required to be given, a waiver thereof in writing, signed by the person or persons entitled to the notice, whether before or after the time stated therein shall be deemed equivalent thereto. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

**Section 7.3. Voting of Stock Owned by the Corporation**. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, the Chief Executive Officer, the Vice Chairman, any Vice President or such officers or employees or agents as the Board of Directors or any of such designated officers may direct. Any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may from time to time confer like powers upon any other person or persons.

## SECTION VIII

### Amendment of Bylaws

**Section 8.1. Power to Amend.** Except as otherwise provided by law or by the certificate of incorporation or these bylaws, these bylaws or any of them may be amended in any respect or repealed at any time, either (i) at any meeting of stockholders, subject to these bylaws, provided that any amendment or supplement proposed to be acted upon at any such meeting has been described in reasonable detail in the notice of such meeting, or (ii) at any meeting of the Board of Directors, provided in all events that no amendment to any by-law that conflicts or varies with, or frustrates the purposes or effect of, any provision of the certificate of incorporation or other provisions of these bylaws may be adopted (including, without limitation, any bylaw the purpose or effect of which is to require approvals of matters by supermajority vote of the Board of Directors or a committee) without amendment of such provision of the certificate of incorporation or other provision of the bylaws in accordance with applicable law and, to the extent otherwise applicable, these bylaws.

**Section 8.2. Approval of Amendments.** Notwithstanding the foregoing and anything contained in these bylaws to the contrary, these bylaws may not be amended, supplemented, or repealed by the stockholders, and no provision inconsistent in intent, operation, or effect therewith may be adopted by the stockholders, without the affirmative vote of the holders of a majority of the votes cast with respect to adoption, supplementing, or repeal of these bylaws.

*Amended February 18, 2016*